Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 T: 215.564.8000 stradley.com

Taylor Brody
tbrody@stradley.com
215-564-8071

October 8, 2025

Filed via EDGAR
Jason P. Fox
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Review of Form N-CSR filings for Ivy Funds (File No. 811-06569)

Dear Mr. Fox:
On behalf of Ivy Funds (the “Registrant”), the following is the Registrant’s response to the comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) communicated via e-mail on September 8, 2025, with respect to the Registrant’s Form N-CSR filings (each, a “Filing” and collectively, the “Filings”) for the series of the Registrant (each, a “Fund”).  The Staff’s comment is summarized below, followed by the Registrant’s response to the comment.

1.
Comment: Note 1. Significant Accounting Policies – Other of the Filings states that the Funds’ investment adviser is deemed to be the Chief Operating Decision Maker (“CODM”). Please explain how all personnel at the investment adviser are “a group” for purposes of determination of the CODM. Please cite applicable U.S. GAAP in the analysis. If the CODM was incorrectly identified, please correct in future reports with the Staff.

Response: In future Filings, the Registrant will revise the disclosure as follows, with new language underlined and deleted language struck through:
In November 2023, FASB issued Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, with the intent of improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, allowing financial statement users to better understand the components of a segment’s profit or loss and assess potential future cash flows for the reportable segment and the entity as a whole thereby enabling better understanding of how an entity’s segments impact overall performance. ~~DMC, the Fund’s investment adviser, acts~~ The Fund’s chief executive officer and chief financial officer act as the Fund’s chief operating decision maker (CODM), assessing performance and making decisions about resource allocation. The CODM has determined that the Fund has a single operating segment since the Fund

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California
A Pennsylvania Limited Liability Partnership

Jason P. Fox
October 8, 2025

has a single investment strategy disclosed in the prospectus against which the CODM assesses performance. When assessing segment performance and making decisions about segment resources, the CODM relies on the Fund’s portfolio composition, total returns, expense ratios and changes in net assets which are consistent with the information contained in the Fund’s consolidated financial statements. Adoption of the new standard impacted the Fund’s consolidated financial statements note disclosures only, and did not affect the Fund’s financial position or the results of its operations.

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Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss the response presented above.
Very truly yours,

/s/ Taylor Brody
Taylor Brody

cc:	Daniel Geatens
Macquarie Investment Management